Exhibit 99.44

CRESCO LABS CLOSES FINANCING WITH LENDERS TO EXTEND MATURITY OF SENIOR SECURED

TERM LOAN AND INCREASE FACILITY TO $200 MILLION

CHICAGO—December 14th, 2020—Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or the “Company”), one of the largest vertically integrated multistate cannabis operators in the United States, announced today the closing of the agreement with lenders to extend the maturity of its senior secured term loan (the “Senior Loan”) and exercise of the mutual option to increase the loan size to US$200 million. All lenders have agreed to extend the Senior Loan maturity to January 23th, 2023 at a reduced interest rate of 12% per annum. Additionally, under the terms of the new agreement, Cresco Labs is provided with greater prepayment optionality.

The increased Senior Loan proceeds will be used to fund the expansion of Cresco Labs’ operations in its strategic 9-state footprint and capitalize on other targeted growth initiatives in key markets. Of the US$100 million increase to the Senior Loan, US$85 million has been provided by existing lenders, as well as several new, large institutional investors to the Company. Additionally, US$15 million of the short-term liability with Opaskwayak Cree Nation was consolidated into the Senior Loan under the terms of the new agreement.

“As a company, we continue to display our responsible capital agenda,” said Charlie Bachtell, CEO and Co-Founder of Cresco Labs. “Today we have secured funding to take advantage of the growth opportunities in front of us, improved our cost of capital in a non-dilutive manner, and given ourselves enhanced flexibility in a dynamic capital environment. This agreement to extend and increase the Senior Loan reflects the strong growth and profitability that Cresco Labs has demonstrated and the confidence our investors have in our differentiated strategy. We too believe in the tremendous value of our organization and our ability to raise the standard of execution for this industry.”

About Cresco Labs

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi, High Supply, Reserve, Good News and Mindy’s Chef Led Artisanal Edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco provides the industry’s first national comprehensive Social Equity and Educational Development (SEED) program designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Cresco Labs

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s Annual Information Form dated April 28, 2020, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts:

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves, Cresco Labs

Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com